TSX, NYSE: AKG

ASANKO GOLD MINE CONSTRUCTION UPDATE

Highlights:

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Phase 1 construction 43% complete and on schedule for first gold in Q1 2016.

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Mining activities at Nkran pit commenced in February and now operating 24hrs/day

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Pit dewatering on track, water levels reduced by approximately 11 metres.

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Ball and SAG mills delivered to site, ahead of schedule.

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Project spend on budget with US$214 million of the US$295 million capital cost committed.

Vancouver, British Columbia, April 9, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to provide a construction update on its fully funded Phase 1 project of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana.  Phase 1 will be a low cost, long life mine producing 190,000 ounces of gold per annum at steady state, with the first gold pour on track for Q1 2016.

Project construction continues to advance rapidly and is on schedule with 43% of the overall project complete, as at the end of March 2015. Plant earthworks are nearing completion at 95% and concrete civils at 41% are well advanced. Procurement is 76% complete. US$67 million has been spent with an additional US$147 million committed out of the total capital budget of US$295 million. The latest videos and photographs are available at http://www.asanko.com/projects/photo-gallery.

Peter Breese, President and CEO, commented: “Phase 1 construction is proceeding very well. We are nearly half way through the build and currently tracking on schedule and within budget. The pre-strip mining operations are well underway, with first ore already intercepted and being stockpiled. The plant site is also taking shape, with four of the eight tanks in the carbon-in-leach (“CIL”) circuit fully erected. It is pleasing to see all the various parts of the construction program coming together with the process plant steel and platework currently being installed. Overarching all of this is the fact that we have now worked close to one million man-hours on the Project without a lost time accident.

The Pre-Feasibility Study (“PFS”) on Phase 2 is nearing completion and is undergoing internal and Board reviews prior to publication, which is expected in early May 2015.  The PFS will outline how we will integrate the large, adjacent Esaase deposit into Phase 1 to create a world class mine capable of producing approximately 400,000 ounces of gold per annum over a long period of time.”

Construction Update

The concrete pour of the SAG and ball mill foundations is progressing well. The pour is being done in a series of “lifts”. The first and second lifts for the SAG mill have been completed and the third and final lift is underway.  The first lift for the ball mill has been completed and the second lift is due for completion in April 2015.  The SAG and ball mills have been delivered to site, ahead of schedule, and installation work is due to commence in May 2015.

Erection of the eight tanks for the CIL circuit is underway.  Four tanks are fully erected, with welding and painting in progress. The remaining four tanks are due for completion during May 2015. The pre-leach thickener base has been completed and steel erection and platework are progressing well, targeting completion by the end of Q2 2015.  Work has also commenced on the reagents building, with the steelwork and platework expected to be finished during May 2015.  The foundations for the Gold Room have also been completed.  The electrical and Instrumentation (“E&I”) contract has been awarded and the contractor is mobilizing to site, in readiness to start with E&I installation in May 2015.

Casting of the concrete panels for the run-of-mine tip wall at the primary crusher is nearing completion and construction of the reinforced earth wall has commenced. The first and second lift of the stockpile tunnel has also been completed.

Progress on the preparation of the tailings storage facility is advancing according to schedule and laydown of the HDPE liner commenced in March 2015.

The Company continues to advance negotiations for a definitive power supply agreement from an independent power producer.  These negotiations are expected to be finalized by the end of Q2 2015. Bush clearing and ground preparation has been completed on 82% of the route for the 161 kV line. Foundation work has commenced for the towers as well as the medium voltage substation at the project site.

The contractor camp housing is fully functioning and accommodating 460 contractors. There are now over 1,000 contractor personnel on site, with the full complement of 1,400 contractors expected by the end of Q3 2015.

Mining

Pre-stripping of the Nkran Pit, the main mineral resource for Phase 1, is advancing well with two excavators working in the pit on a 24hr/day operation, the third excavator is scheduled to be commissioned in April bringing the fleet up to full strength. So far 2 million tonnes of waste has been mined in the first two months of operations and approximately 1,700 ore tonnes have been identified and placed on the run-of-mine pad at a grade of 2.7g/t.

The pit requires 21.7 million tonnes of waste to be pre-stripped prior to commencing milling operations in Q1 2016. Included in the pre-strip is a planned 423,000 tonnes of ore at a gold grade of 2.09 g/t which will be stockpiled ahead of plant commissioning.

De-watering of the Nkran pit commenced in December 2014 and by the end of March 1.67 million of the expected 6 million cubic metres of water has been discharged from the pit. The water level in the Nkran pit has reduced by approximately 11 metres. The de-watering is on schedule and expected to take a further six months to complete. De-watering will continue in parallel with pre-stripping operations.

Health and Safety

There have been no lost time accidents on site with 315 days of construction activity and 928,091 man-hours completed on the project to date. All Safety, Health and Environmental systems and procedures have been fully implemented on site.

Procurement

Procurement is 76% complete and proceeding on schedule with approximately US$214 million currently committed in orders and contracts. US$67 million has been spent as at March 31, 2015. Equipment and materials deliveries, none of which are on the project critical path, remain on schedule.  Nearly three-quarters of the capital expenditure has now been committed and the Project is expected to be completed within the US$295 million capital expenditure budget.

Funding

The Company is fully funded to cash flow positive in Q2 2016 with approximately US$224 million in cash on-hand as at March 31, 2015 and undrawn project debt facilities of US$70 million plus a US$20 million cost-overrun facility for total available funding of approximately US$314 million. The remaining use of funds is US$274 million which includes US$228 million for the project, US$38 million in working capital and US$8 million in corporate costs until commercial production is achieved.  The Company therefore has a current funding buffer of US$40 million.

Partial Relocation of Nkran Village

A portion of the Nkran village, consisting of 88 building structures, will be relocated ahead of commencing ore mining operations. The site for the relocation was selected by the Relocation Negotiation Committee and approved by the Ghanaian Lands Commission. Construction commenced in February 2015 with bulk earthworks and terracing.  The buildings tenders have been awarded and the construction of the new houses is underway with 10 local contractors having been selected to build the houses.  The relocation is expected to be completed by the end of Q3 2015.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Wayne Drier - Executive, Corporate Development Telephone: +1-778-729-0614 Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is fully financed, permitted and under construction.  First gold is expected in Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).